DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

(202) 261-3300

February 26, 2010

VIA EDGAR CORRESPONDENCE

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Lord Asset Management Trust – Registration Statement on Form N-1A
File Nos. 33-75138 and 811-8348

Dear Mr. Minore:

On behalf of Lord Asset Management Trust (the “Trust”), which filed Post-Effective Amendment No. 22 to its Registration Statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a) with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on December 23, 2009. I wish to respond to the comments on the Registration Statement that your provided by telephone to the undersigned on February 22, 2010.The Registration Statement relates to the Thomas White International Fund (the “International Fund”) and the Thomas White American Opportunities Fund (the “American Opportunities Fund” and together with the International Fund, the “Funds”).

The proposed responses on behalf of the Trust to each of the comments are set forth below.

Prospectus

1.	Comment. Page 4 – “Principal Investment Strategies of the Fund”: In the first sentence of that section, please define the term “equity securities.”

Response. The requested additional disclosure has been added.

2.	Comment. Pages 4 and 7 – “Principal Investment Strategies of the Fund”: In the first paragraph of that section for each Fund, remove the reference to “Thomas White International, Ltd.”, because the Advisor’s legal name is provided under the section titled “Management.”

Response. The requested change has been made.

Mr. Dominic Minore

Securities and Exchange Commission

February 26, 2010

3.	Comment. Page 4 – “Principal Investment Strategies of the Fund”: In the last sentence of the first paragraph of that section, disclose whether there is a maximum amount of the International Fund’s portfolio that may be invested in companies from emerging market countries. If there is no maximum amount, state as such.

Response. The requested additional disclosure has been added.

4.	Comment. Page 4 – “Principal Investment Strategies of the Fund”: Delete the last sentence of the second paragraph of that section as it is not relevant to the strategy of the International Fund.

Response. The requested change has been made.

5.	Comment. Pages 4 and 8 – “Principal Investment Strategies of the Fund”: Include disclosure regarding the Advisor’s sell strategy in that section for each Fund.

Response. The requested additional disclosure has been added.

6.	Comment. Pages 6 and 9 – “Fund Performance”: Remove footnote 1 from the “Average Annual Total Returns” table and move the text of that footnote regarding after-tax returns to the narrative leading into table.

Response. The requested change has been made.

7.	Comment. Pages 6 and 9 – “Fund Performance”: Remove footnote 2 from the “Average Annual Total Returns” table and move the text of that footnote regarding the description of the primary benchmark index out of this section of the prospectus.

Response. The requested change has been made.

8.	Comment. Pages 6 and 9 – “Fund Performance”: After the fourth line item in the table, which provides the primary benchmark index, include a parenthetical stating “reflects no deductions for fees, expenses or taxes.”

Response. The requested change has been made.

9.	Comment. Pages 6 and 9 – “Tax Information”: Modify the text of this section to more closely track the specific language used in Item 7 of Form N-1A.

Response. The requested change has been made.

10.	Comment. Page 7 – “Fees and Expenses of the Fund”: Delete “Fee Waiver and/or” from the fourth line item in “Annual Fund Operating Expenses” table. Also, delete all references to “fee waiver” from the footnote to the table.

Response. The requested changes have been made.

Mr. Dominic Minore

Securities and Exchange Commission

February 26, 2010

11.	Comment. Page 7 – “Fees and Expenses of the Fund”: In the footnote to the “Annual Fund Operating Expenses” table, provide an explanation of who can terminate the expense reimbursement agreement and under what circumstances. Also, file the expense reimbursement agreement as an Exhibit to the Registration Statement in the 485(b) filing.

Response. The requested change has been made. In addition, the expense reimbursement agreement is included as an Exhibit to the Registration Statement in the 485(b) filing.

12.	Comment. Page 7 – “Fees and Expenses of the Fund”: Confirm that the Advisor has no ability to recoup any amounts waived under the expense reimbursement agreement.

Response. The Advisor has no ability to recoup any amount waived under the expense reimbursement agreement.

13.	Comment. Page 7 – “Fees and Expenses of the Fund”: In the “Annual Fund Operating Expenses” table, confirm that incurred interest expenses are included in the fifth line item titled “Total Annual Fund Operating Expenses After Expense Reimbursement.

Response. Incurred interest expenses are included in this line item.

14.	Comment. Page 7 – “Fees and Expenses of the Fund”: At the end of the second sentence of the second paragraph of the section titled “Example,” insert a parenthetical stating “except in year one.”

Response. The requested additional disclosure has been added.

15.	Comment. Page 7 – “Principal Investment Strategies of the Fund”: In the third paragraph of that section disclose whether there is a maximum amount of the American Opportunities Fund’s portfolio that may be invested in (1) foreign securities and (2) companies from emerging market countries. If there are no maximum amounts, state as such.

Response. The requested additional disclosure has been added.

16.	Comment. Page 12 – “Additional Information about Principal Investment Strategies”: After the last sentence on the page, add disclosure stating that there are no assurances that the American Opportunities Fund will be able to replicate the historical results noted in the previous sentence.

Response. The requested additional disclosure has been added.

Mr. Dominic Minore

Securities and Exchange Commission

February 26, 2010

17.	Comment. Page 13 – “Additional Information about Principal Risks”: Move the heading “Those Who Should Invest in the Funds” and the three paragraphs immediately under that heading to another section as this disclosure does not deal with risks of the Funds.

Response. The requested change has been made.

Statement of Additional Information (“SAI”)

18.	Comment. Page 4 – “Investment Objectives and Policies”: Under the section titled “Repurchase Agreements,” state the maximum percentage of a Funds’ portfolio that can be invested in repurchase agreements. If the Funds invest in reverse repurchase agreements, so state.

Response. The requested additional disclosure regarding the maximum percentage of the Fund’s portfolio that may be invested in repurchase agreements has been added. The Funds do not invest in reverse repurchase agreements.

19.	Comment. Page 15 – “Investment Objectives and Policies”: Under the subsection titled “Investment Restrictions”, the SAI states that a Fund may not “mortgage, pledge or hypothecate its assets.” Please state in the SAI that each Fund is permitted to mortgage, pledge or hypothecate only up to one-third of its total assets under the Investment Company Act of 1940.

Response. This information is already provided under the section titled “Borrowing.” The SAI states that each Fund may borrow up to one-third the value of its total assets from banks to increase its holding of portfolio securities.

20.	Comment. Page 16 – “Investment Objectives and Policies”: Under the section titled “Additional Restrictions”, clarify that the last paragraph of that section regarding maximum percentage limitation on investment policies or investment restrictions does not apply to the Funds’ policy on borrowing.

Response. The disclosure has been modified to clarify that the maximum percentage limitations do not apply with respect to the funds’ borrowing policies.

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I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

Mr. Dominic Minore

Securities and Exchange Commission

February 26, 2010

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *          *

Please note that the Trust has concurrently filed a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A in order to reflect the foregoing responses to the comments that you have provided.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3304 or Patrick W.D. Turley at (202) 261-3364 with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Stephen T. Cohen

Stephen T. Cohen